Schedule 13D

CUSIP No. Y2685T115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,263,366 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,263,366 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,366 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 399,559 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 353,764 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 100,547 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 409,496 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 353,764

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 353,764

11	Aggregate Amount Beneficially Owned by Each Reporting Person 353,764(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 4.8% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 100,547

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 100,547

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100,547(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 1.4% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 409,496

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 409,496

11	Aggregate Amount Beneficially Owned by Each Reporting Person 409,496(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 5.6% (2)

14	Type of Reporting Person OO

(1) The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages. In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,263,366 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,263,366 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,366 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 399,559 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 353,764 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 100,547 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 409,496 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC. The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) Based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Schedule 13D CUSIP No. Y2685T115

AMENDMENT NO. 8 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, Amendment No. 3 thereto filed on May 13, 2016, Amendment No. 4 thereto filed on June 8, 2016, Amendment No. 5 thereto filed on June 30, 2016, Amendment No. 6 thereto filed on October 6, 2016, and Amendment No. 7 thereto filed on October 13, 2016 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the following:

The source of funds for the Preferred Shares that may be acquired pursuant to the Additional Purchase Agreement (as defined in Item 4 of this Amendment No. 8 below) will be the working capital, or funds available for investment, of the Funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On October 24, 2016, Peter Kirchof, a Managing Director of SVP, resigned from the Issuer’s Board of Directors.  Also on October 24, 2016, the Issuer’s Board of Directors appointed John Brantl to serve as a director.  Mr. Brantl’s term will expire at the Issuer’s 2017 Annual Meeting of Shareholders. Mr. Brantl is a Managing Director of SVP, and was proposed by SVP as a candidate to serve as a director of the Issuer.

Effective as of October 27, 2016, the Funds entered into a securities purchase agreement (the “Additional Purchase Agreement”) with the Issuer.  Pursuant to the terms of the Additional Purchase Agreement, the Funds have agreed to purchase 773,196 Preferred Shares at a purchase price of $4.85 per share, for an aggregate purchase price of $3,750,000.60.  The Preferred Shares to be purchased pursuant to the Additional Purchase Agreement are in addition to the 7,628,866 Preferred Shares the Funds have agreed to purchase from the Issuer pursuant to the Purchase Agreement.  As disclosed by the Issuer in its Form 8-K filed October 27, 2016, the Issuer has entered into similar purchase agreements with certain other investors (the “Additional Investors”), and the Funds do not expect to purchase any Preferred Shares pursuant to the Backstop Commitment.  The closing of the Additional Purchase Agreement is subject to certain standard closing conditions, the conditions precedent in the Issuer’s Debt Commitment Letter (as defined in the Additional Purchase Agreement), the refinancing and amendment of certain of the Issuer’s debt agreements, and the execution of a registration rights agreement between the Issuer  and the Funds and Additional Investors.

The description of the Additional Purchase Agreement in this Item 4 is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit F hereto and incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided above in Item 4 of this Amendment No. 6 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit F                                               Purchase Agreement, effective as of October 27, 2016, by and between Genco Shipping and Trading Limited, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund II, L.P., Strategic Value Special Situations Master Fund III, L.P., and Strategic Value Opportunities Fund, L.P.

Schedule 13D CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla